                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    -----------

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     7  )*
                                                -----

                            NUMED HOME HEALTH CARE, INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      67052T201
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  December 30, 1998
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           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 Pages
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                                     SCHEDULE 13D
CUSIP NO. 67052T201

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       Turkey Vulture Fund XIII, Ltd.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[____]
                                                                      (b)[____]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                             [____]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio

  NUMBER OF        7  SOLE VOTING POWER
    SHARES            583,500
 BENEFICIALLY      8  SHARED VOTING POWER
   OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
  REPORTING           583,500
   PERSON         10  SHARED DISPOSITIVE POWER
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       583,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                            [___]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.7%*

14     TYPE OF REPORTING PERSON*
       OO

* Excluding 744,680 Shares granted to Jugal K. Taneja. See Items 4 and 5 to Amendment No. 6 to Schedule 13D Statement filed on December 21, 1998.


                                  Page 2 of 6 Pages
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CUSIP No. 67052T201

     This Amendment No. 7 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the status of certain litigation instituted by NuMED Home Health Care, Inc., a Nevada corporation ("NuMED" or the "Company"), and the Fund's purchase of shares of NuMED's common stock, par value $0.001 per share (the "Shares").

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     The Shares acquired by the Fund since the filing of Amendment No. 6 to
Schedule 13D Statement on December 21, 1998 ("Amendment No. 6") were acquired for the aggregate purchase price of approximately $2,000 with working capital of the Fund.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On December 30, 1998, a hearing was held in the United States District Court, Middle District of Florida, Tampa Division, on the Fund's motion for preliminary injunction in NUMED HOME HEALTH CARE, INC. V. TURKEY VULTURE FUND XIII, LTD. (U.S. Dis. Ct., Florida, Tampa Division, No. 98-2354-CIV-T-17F). The complaint and the Fund's response to the complaint, including the motion for preliminary injunction, are described in Amendment No. 3 to Schedule 13D Statement filed on November 24, 1998 and Amendment No. 6.

     After the hearing, the Court issued an Order finding that "it needs further information with respect to the complex factual matters involved in resolving [the Fund's motion for a preliminary injunction]." The Court also appointed James D. Eckert "to act as a mediator and to assemble the information the Court requested at the hearing." Mr. Eckert is to act as a mediator with authority in the nature of special master, with costs to be shared by the parties. The parties were "ordered to meet with Mr. Eckert and provide him with the information the Court requested, as well as any other information Mr. Eckert requests." The Court tentatively scheduled a hearing for the afternoon of January 7, 1999 to be further advised as to this matter. The Court also enjoined the Company and its Board of Directors and officers "from taking any actions outside of the ordinary course of business until further order of [the] Court." The Court's Order is attached hereto as Exhibit 7.9.

     The Fund will continue to vigorously defend itself from the Company's frivolous lawsuit, and will take all necessary steps to insure that the stockholders of NuMED have the opportunity to elect a Board of Directors.

     Mr. Osborne and the Fund continue to reserve the right to modify their, and the Committee for a New NuMED's, plans and proposals described in Item 4, as amended and supplemented. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of any event set forth in clauses (i) through (ix) of Item 4 as set forth in the original Schedule 13D Statement filed by the Fund on December 23, 1996.


                                  Page 3 of 6 Pages
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CUSIP No. 67052T201

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMED, there are 5,711,300 Shares outstanding. Excluding the 744,680 Shares that the Fund believes were illegally granted to Mr. Taneja, there are 4,996,620 Shares outstanding (see Item 4 to Amendment No.
6).

     The Fund beneficially owns 583,500 Shares, or approximately 11.7% of the outstanding Shares, excluding the 744,680 Shares granted to Mr. Taneja. Because Mr. Osborne is the sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own these Shares.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 583,500 Shares owned by the Fund.

     (c) Since the filing of Amendment No. 6, the Fund has purchased 5,000 Shares in the following open market transactions:



                                                          Per Share Price
          Date                Number of Shares         (Excluding Commission)
     --------------         --------------------      ------------------------
     December 28, 1998             5,000                        $0.40


     (d)  Not Applicable.

     (e)  Not Applicable.


Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.9 Order of the United States District Court, Middle District of Florida, Tampa Division dated December 30, 1998


                                  Page 4 of 6 Pages
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CUSIP No. 67052T201

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 31, 1998              TURKEY VULTURE FUND XIII, LTD.

                                             By: /s/ Richard M. Osborne
                                                 ----------------------------
                                                 Richard M. Osborne, Manager


                                  Page 5 of 6 Pages
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CUSIP No. 67052T201

                                    EXHIBIT LIST

Exhibit 7.9 Order of the United States District Court, Middle District of Florida, Tampa Division dated December 30, 1998


                                  Page 6 of 6 Pages